January 11, 2016

Mr. Keith O’Connell

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the 485B filing submission number 0001324443-15-000188

Dear Mr. O’Connell:

This letter is in response to the comments you provided on January 5, 2016, to the 485B filing (PEA #124) submitted on December 30, 2015, with respect to the AI Hillcrest Small Cap Value Fund, a series of the American Independence Funds Trust; specifically in relation to the “Prior Performance of Hillcrest” which was disclosed in the Prospectus.

Below, please find the response to each comment provided.

1.     Comment: In the first sentence of the Prior Performance disclosure which starts with “The performance information presented below includes accounts…;” please include the word “all” prior to “accounts” in that sentence.

Response: We have updated the sentence to include the word “all”.

The performance information presented below includes all accounts managed by Hillcrest in the Hillcrest Small Cap Value strategy (the “Composite”), which has objectives, policies and strategies that are substantially similar to that of the AI Hillcrest Small Cap Value Fund (the “Fund”).

2.     Comment: In the second sentence, you took out the word “fully”. [The Composite returns include all discretionary small cap value focus accounts, including those accounts no longer managed by Hillcrest, an account of a principal of Hillcrest, and a portion of a regulated investment company’s assets that are managed by Hillcrest.] Please keep that word in the sentence or explain to the staff why you took it out.

Response: We have reinserted the word “fully”, please see response to Comment #3, which includes a revised sentence.

3.     Comment: In the same sentence discussed above, you use the phrase “including those accounts no longer with the firm”. Does that mean they were terminated, and if yes, please use that terminology instead of “no longer with the firm”.

Response: Please see revised sentence below:

The Composite returns include all fully discretionary small cap value accounts, including accounts which have been terminated, an account of a principal of Hillcrest, and a portion of a regulated investment company’s assets that are managed by Hillcrest.

4.     Comment: Please confirm to the staff that the accounts included in the Composite are accounts for the time period during which they were managed by Hillcrest and that, for those accounts that were terminated, only the performance of Hillcrest is included.

Response: We confirm that all the accounts included in the Composite are accounts which were managed by Hillcrest for the entire period that they have been reported in the Composite.

5.     Comment: In the same sentence discussed above (Comment #3), you discuss that the Composite includes an account of a principal of Hillcrest. Nicholas Applegate only allows you to use accounts that were managed by the investment adviser (Hillcrest). Please explain why you feel that this account should be included.

Response: The account referenced as “a principal of Hillcrest” is an affiliated, non-fee paying account that is managed in the same manner as the other accounts in the Composite. That account is managed by the investment management team of Hillcrest using the same process as all other accounts in the composite.

6.     Comment: Also in that sentence, you note that the composite includes the performance of a portion of a Regulated Investment Company’s (“RIC”) assets. Nicholas Applegate does not allow you to include just a portion of a RIC’s assets in performance. Please explain why it is being included.

Response: Hillcrest is one of six sub-advisers that manage the portfolio of the American Beacon Small Cap Value Fund (the “American Beacon Fund”). The American Beacon Fund is a multi-manager fund and Hillcrest has discretion over only a portion of the fund’s assets as determined by American Beacon, the Fund’s primary investment adviser and not over the entire fund. As of September 30, 3015, Hillcrest managed 4.7% of the American Beacon Fund’s $5.7 billion in net assets. Given that (i) Hillcrest manages the assets of the American Beacon Fund in the same manner as all its other accounts in the Composite; (ii) that the American Beacon account is a significant portion of the total assets in the Composite; and (iii) that the American Beacon account is managed as an institutional fee-paying separate account, the portion of the American Beacon Fund that it manages, and not the entire fund, has been included in the performance of the Composite. The expenses borne by the American Beacon shareholders are less than the expenses by which the composite is adjusted in the Prior Performance of Hillcrest. Although the Nicholas Applegate no-action letter does not specifically discuss using a composite that includes an account that is only a portion of a mutual fund’s assets, we note that in December 1996, the Staff did not object, in a No-Action Request filed by the Association for Investment Management and Research (“AIMR”) (Ref No . 96-21-CC File No. 132-3), to the inclusion in a composite of a portion of an account that is managed by an adviser provided that the name of the fund is not mentioned.

7.     Comment: In the paragraph that starts with the sentence “The Composite’s net performance results are net of the projected expense ratio for the Fund’s Institutional Class shares of 1.25%, which is higher than the management fees actually borne by accounts included in the Composite.”, please add “and other expenses”.

Response: We have added “and other expenses” to the sentence.

8.     Comment: Also, confirm that the projected Fund expenses are higher than the actual expenses of the Composite.

Response: We confirm that the projected Fund expenses are higher than the actual expenses incurred by the accounts in the Composite.

9.     Comment: You are using the expenses of the Institutional Class shares for the Fund. Please explain to the staff why the Institutional Class shares are being used, for instance, do you anticipate it to be the largest share class?

Response: We are using the expense ratio of the Fund’s Institutional Class shares as we anticipate that the Institutional Class shares will be the largest class of the three offered. In addition, we have disclosed that the Fund offers Class A and Class C shares that may be subject to a sales charge and have higher expenses than the Institutional Class shares which will reduce the performance results shown.

10.  Comment: Before the charts, please state that the Composite performance begins in the first full month of the first account that is managed in a substantially similar manner to that of the Fund.

Response: We have added the following sentence prior to the performance tables:

The performance of the Composite provided below commenced January 1, 2008 with an initial account with the same start date as the Composite and that was managed in a substantially similar manner to that of the Fund.

11.  Comment: The Composite was changed from what was originally filed and the 2008 performance was dropped. Please advise the staff how long the Composite has been including the account that was excluded in the second filing and why it was dropped from the Composite. If it was due to having large cap stocks, please confirm that investment in such stocks was greater than 20%. The Fund allows for a 20% investment outside of small cap stocks. Also, was the account dropped from the performance in years after 2008. Please disclose that the Composite includes all substantially similar accounts to that of the Fund starting January 2009. Taking out the 2008 performance from the original filing has raised some red flags; please explain to the staff the reason for the changes in the performance provided in the 485A filing to what was provided in the final 485B filing.

Response: Hillcrest has three (3) composites for its small cap value managed accounts:  (i) “Small Cap Value Diversified” composite (inception date was January 2008); (ii) “Small Cap Value Focused” composite (inception date was January 2009); and (iii) “Small Cap Value” composite (inception date was January 2008), which incorporates all fully discretionary small cap value accounts and included all accounts from both the “Focused” and “Diversified” composites. We initially filed the 485A using the Small Cap Value composite, which is the more comprehensive composite of the three. However, the Fund will be managed pursuant to the Small Cap Value strategy, reflected in the results of its composite (the “Focused Composite”), which was our main reason for changing the performance data in the Prior Performance of Hillcrest to the Focused Composite. In addition, the Small Cap Value Diversified composite was terminated in March, 2014, was comprised of one account and therefore made up a small percentage of the overall Small Cap Value composite. Lastly, Hillcrest intends to include additional newly created small cap value strategies that may not have a substantially similar strategy to that of the Small Cap Focused strategy (which is used to manage the Fund), in the Small Cap Value Composite, but not in the Small Cap Value Focused Composite.

While the sub-adviser intends to manage the Fund in a manner similar to Hillcrest’s Small Cap Value Focused strategy, we are going to present the more comprehensive Small Cap Value composite, which also has a longer performance history. The Small Cap Value composite was the composite originally reported in the 485A filing and reflects additional information on how a small cap value account would have performed in 2008.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3490 should you have any questions regarding this correspondence.

Sincerely,

/s/ John J. Pileggi

President, American Independence Funds Trust